UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. 1)

                     Macquarie Infrastructure Company Trust
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                                (Name of Issuer)

Shares Representing Beneficial Interests in the Issuer ("Shares of Trust Stock")
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                         (Title of Class of Securities)

                                   55607X 10 8
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                                 (Cusip Number)

                                  Peter Stokes
                     Macquarie Infrastructure Company Trust
                          600 Fifth Avenue, 21st Floor
                               New York, NY 10020
                            Telephone: (212) 548-6538

                              Shemara Wikramanayake
                 Macquarie Infrastructure Management (USA) Inc.
                          600 Fifth Avenue, 21st Floor
                               New York, NY 10020
                            Telephone: (212) 581-8037
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                               Antonia E. Stolper
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022

                            Telephone: (212) 848-4000

                                 April 25, 2005
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55607X 10 8
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1.   Name of Reporting Person:    Macquarie Infrastructure Management (USA) Inc.

     I.R.S. Identification Nos. of above persons (entities only):

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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a) |_|

     (b) |_|

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3.   SEC Use Only:

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4.   Source of Funds (See Instructions):   SC

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Item 2(d) or 2(e):

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6.   Citizenship or Place of Organization:  Delaware

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               7.  Sole Voting Power:        2,433,101

 Number of     -----------------------------------------------------------------
  Shares
Beneficially   8.  Shared Voting Power:  0
 Owned by
  Each         -----------------------------------------------------------------
 Reporting
Person With    9.  Sole Dispositive Power:   2,433,101

               -----------------------------------------------------------------

               10. Shared Dispositive Power:  0

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:     2,433,101

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions): |_|

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13.  Percent of Class Represented by Amount in Row (11):      9.0%

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14. Type of Reporting Person (See Instructions): CO

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

                                TABLE OF CONTENTS

                                                                            Page

Item 1. Security and Issuer....................................................1

Item 2. Identity and Background................................................1

Item 3. Source and Amount of Funds or Other Consideration......................1

Item 4. Purpose of Transaction.................................................1

Item 5. Interest in Securities of the Issuer...................................1

Item 6. Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer...............................2



Signatures

Schedule I

AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 amends the Report on Schedule 13D, originally filed on December 30, 2004 (together, the "Schedule 13D"). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.
         -------------------

Item 2.  Identity and Background.
         -----------------------

         The response set forth in Item 2 of the Schedule 13D is hereby amended and restated with the following updated information with respect to the Reporting Person only.

         The directors and executive officers of the Reporting Person are set forth on Schedule I attached hereto.

         During the last five years, neither the Reporting Person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information by way of update.

         In accordance with the terms of the Management Services Agreement, a performance fee of $12.088 million is payable by the Issuer to the Reporting Person for the quarterly period ended December 31, 2004 and the Reporting Person elected to reinvest the performance fee in additional Shares of Trust Stock. On April 19, 2005, 433,001 Shares of Trust Stock were issued to the Reporting Person upon reinvestment of the performance fee in a private placement under
Section 4(2) of the Securities Act of 1933, as amended.

         On March 3, 2005, Macquarie Investment Holdings Inc., or MIHI, the sole stockholder of the Reporting Persons contributed $10,000,000 to the capital of the Reporting Person.

         In accordance with the terms of the $50,000,000 Promissory Note delivered to MIHI by the Reporting Person on December 21, 2004 in connection with the provision by MIHI of the full amount of the purchase price of 2,000,000 Shares of Trust Stock acquired by the Reporting Person concurrently with the initial public offering of the Issuer, the Reporting Person repaid to MIHI $10,000,000 of the amount outstanding under the Promissory Note on March 3, 2005.

Item 4.  Purpose of Transaction.
         ----------------------

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 25, 2005                MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.



                                By: /s/ Peter Stokes
                                    --------------------------------------------
                                    Name: Peter Stokes
                                    Title: President and Chief Executive Officer

                                   Schedule I

         The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 600 Fifth Avenue, 21st Floor, New York, New York 10020, United States.

                                      Position with Reporting
        Name                                   Person                          Principal Occupation
----------------------------    -----------------------------------    -----------------------------------
    Peter Stokes                              Director,                          Chief Executive Officer
                                            President and                        of the Issuer
                                       Chief Executive Officer

Shemara Wikramanayake                         Director                           Investment Banker

  Alan Stephen Peet                         Director and                         Investment Banker
                                           Vice President

   John B. Mullin                      Secretary and Treasurer                   Investment Banker
     (US Citizen)
----------------------------    -----------------------------------    -----------------------------------